UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: Date examination completed:

811-3150 April 30, 2021

2.	State identification Number: NC

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WI	WV	WY	Puerto Rico

Other (specify):

3.	Exact name of investment company as specified in registration statement:

BMC FUND, INC.

4.	Address of principal executive office (number,street,city,state,zip code):

800 HICKORY BLVD SW

LENOIR, NC 28645

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of BMC Fund, Inc. (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2021 and from October 31, 2020 (the date of our last examination) through April 30, 2021.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2021, and from October 31, 2020 (the date of our last examination) through April 30, 2021, with respect to securities reflected in the investment accounts of the Fund.

BMC FUND, INC.

By:	/s/ Danny A. Gilbert
Danny A. Gilbert Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BMC Fund, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BMC Fund, Inc. (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of April 30, 2021, and from October 31, 2020 (the date of our last examination) through April 30, 2021. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of April 30, 2021, and with respect to agreement of security purchases and sales, for the period from October 31, 2020 (the date of our last examination), through April 30, 2021:

•	Confirmation of all securities held by Northern Trust (the “Custodian”) in book entry form
•	Reconciliation of all such securities to the books and records of the Fund and the Custodian
•	Agreement of 10 security purchases and 8 security sales or maturities since our last report from the books and records of the Fund to broker confirmations or the application of alternative procedures

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that BMC Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2021, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BMC Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Dixon Hughes Goodman LLP
Charlotte, North Carolina
June 30, 2021